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                            August 19, 2021

       Frank Magliochetti
       Chief Executive Officer
       ClickStream Corporation
       8549 Wilshire Boulevard Suite 2181
       Beverly Hills, CA 90211

                                                        Re: ClickStream
Corporation
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed August 9,
2021
                                                            File No. 024-11475

       Dear Mr. Magliochetti:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2021 letter.

       Amendment No. 6 to Form 1-A filed August 9, 2021

       Dilution, page 14

   1. We note your response to prior comment 1. Please explain further why have included the investment in Winners
and the option to acquire common shares of Winner in your total intangible assets, or
revise your dilution calculations accordingly.
       Related Party Transactions, page 28

   2. We note your response to prior comment 2. Please address the following as it relates to your Related Party
Transactions:
                                                            Revise to include a
discussion of Winners 10 for 1 forward split and the resulting post-split 5.0
million shares now held by the company.
 Frank Magliochetti
ClickStream Corporation
August 19, 2021
Page 2
             Revise Notes B on page 29 to correct the value and resulting gain for your Investment in Winners at and for the period ended March 31, 2021.
             Revise Note C to correct the value of the option to acquire common shares of
           Winners at March 31, 2021 to $100,000 and remove your discussion in the Note regarding the value of the investment in Winners.
             Revise Note C to disclose that the option to exercise common shares of Winners has been further extended to August 31, 2021.
Note 5. Acquisition of Nebula Software Corp. (Asset Purchase), page 58

3. You state in response to prior comment 3 that Note 5 has been amended to include disclosures provided in your response, however, no such revisions are noted in the filing.
       Please revise as previously requested.
        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney at
202-551-3334 or Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameFrank Magliochetti
                                                            Division of
Corporation Finance
Comapany NameClickStream Corporation
                                                            Office of
Technology
August 19, 2021 Page 2
cc:       David Ficksman
FirstName LastName